                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ____________________


                                  SCHEDULE 13D




                    Under the Securities Exchange Act of 1934


                      The Peoples BancTrust Company, Inc.
                ------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.10 Per Share
                ------------------------------------------------
                         (Title of Class of Securities)


                                   709796 10 6
                                 ---------------
                                 (Cusip Number)


                               Ann Plant Morthland
                                Rex J. Morthland
                                1027 Houston Park
                             Selma, Alabama 36701
          ------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                December 31, 1994
          ------------------------------------------------------------
             (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.
                                                                           -----

     Check the following box if a fee is being paid with the statement.
                                                                         -----


                                Page 1 of 9 Pages
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- --------------------------                             -------------------------
CUSIP No. 709796 10 6                 13D                  Page 2 of 9 Pages
- --------------------------                             -------------------------

- --------------------------------------------------------------------------------
 1.  Name of Reporting Person:  Ann Plant Morthland
     S.S. or I.R.S. Identification No. of Above Person:
     SS# ###-##-####
- --------------------------------------------------------------------------------
2.   Check the appropriate box if a member of a group

                    (a) / /    (b) / /
- --------------------------------------------------------------------------------
3.   SEC use only

- --------------------------------------------------------------------------------
4.   Source of funds:*
        00
- --------------------------------------------------------------------------------
5.   Check box if Disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)
                                     / /
- --------------------------------------------------------------------------------
6.   Citizenship or place of organization:
       United States
- --------------------------------------------------------------------------------
Number of        7. Sole Voting Power: 36,464
  shares       -----------------------------------------------------------------
beneficially     8. Shared Voting Power: 39,862
  owned by     -----------------------------------------------------------------
    each         9. Sole Dispositive Power: 0
 reporting     -----------------------------------------------------------------
 person with    10. Shared Dispositive Power: 39,862
- --------------------------------------------------------------------------------
11.  Aggregate amount beneficially owned by each reporting
     person: 76,326
- --------------------------------------------------------------------------------
12. Check Box if the aggregate amount in row (11) excludes certain shares*
                         /X/

- --------------------------------------------------------------------------------
13.  Percent of class represented by amount in Row (11):
     8.75%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person*
     IN
- --------------------------------------------------------------------------------

                                Page 2 of 9 Pages

- -------------------------                              -------------------------
CUSIP No. 709796 10 6                 13D                 Page 3 of 9 Pages
- -------------------------                              -------------------------

- --------------------------------------------------------------------------------
 1.  Name of Reporting Person:  Rex J. Morthland
     S.S. or I.R.S. Identification No. of Above Person:
     SS# ###-##-####
- --------------------------------------------------------------------------------
 2.  Check the appropriate box if a member of a group
                    (a) / /        (b) / /

- --------------------------------------------------------------------------------
 3.  SEC use only

- --------------------------------------------------------------------------------
 4.  Source of funds:*
       00
- --------------------------------------------------------------------------------
 5. Check box if Disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
                    / /
- --------------------------------------------------------------------------------
 6.  Citizenship or place of organization:
        United States
- --------------------------------------------------------------------------------
 Number of       7. Sole Voting Power: 0
   shares      -----------------------------------------------------------------
beneficially     8. Shared Voting Power: 69,862
  owned by     -----------------------------------------------------------------
    each         9. Sole Dispositive Power: 0
 reporting     -----------------------------------------------------------------
person with     10. Shared Dispositive Power: 69,862
- --------------------------------------------------------------------------------
11.  Aggregate amount beneficially owned by each reporting person: 69,862

- --------------------------------------------------------------------------------
12.  Check Box if the aggregate amount in row (11) excludes certain shares*
               /X/

- --------------------------------------------------------------------------------
13.  Percent of class represented by amount in Row (11): 8.01%

- --------------------------------------------------------------------------------
14.  Type of Reporting Person*
     IN
- --------------------------------------------------------------------------------
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Item 1.  Security and Issuer.

     The class of equity to which this statement relates is the Common Stock, par value $.10 per share, of The Peoples BancTrust Company, Inc. (the "Issuer") whose executive office is at 310 Broad Street, Selma, Alabama 36701.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  NAME:  Ann Plant Morthland
                 Rex J. Morthland

     (b)  RESIDENCE OR BUSINESS ADDRESS:  1027 Houston Park,
                                          Selma, Alabama 36701

     (c) PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT: Mrs. Morthland is a housewife and Mr. Morthland is a Director Emeritus of the Issuer and Chairman Emeritus of The Peoples Bank and Trust Company (the "Bank"), the Issuer's wholly owned subsidiary.

          BUSINESS ADDRESS:   Not Applicable

          PRINCIPAL BUSINESS:  Not Applicable

     (d)  CRIMINAL PROCEEDING CONVICTIONS:  None

     (e)  SECURITIES LAWS PROCEEDINGS.  None

     (f)  CITIZENSHIP:  United State of America

                                Page 4 of 9 Pages
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Persons acquired beneficial ownership of such 106,316 shares as follows: (a) 15,754 shares are owned directly by Ann Plant Morthland and were acquired by inheritance; (b) 24,108 shares are owned by Rex J. Morthland and were acquired by purchases in open market transactions; (c) 36,464 shares are held by a trust of which the Bank is trustee and has dispositive power and under which Ann Plant Morthland has voting power; and (d) 30,000 shares are held by a trust of which Rex J. Morthland is co-trustee with his children, Richard P. Morthland, Edith Plant Morthland Jones and Mary Ann Morthland Patterson, each as to 10,000 shares, with whom he shares voting and dispositive power.

ITEM 4.  PURPOSE OF TRANSACTION.

     The shares covered by this Statement are being held for investment purposes.

     Depending upon a continuing assessment and upon future developments, the Reporting Persons may determine, from time to time or at any time, to purchase additional shares of the Issuer or to sell or otherwise dispose of some of the shares.

     The Reporting Person has no plans which relate to or would result in:

     (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                                Page 5 of 9 Pages
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     (b)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (d) Any material change in the present capitalization or dividend policy of the Issuer;

     (e) Any other material change in the Issuer's business or corporate structure;

     (f) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or

     (i)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) 45,327 shares are beneficially owned by the Reporting Person as of the date of this Statement, representing 5.20% of the total shares issued and outstanding of the

                                Page 6 of 9 Pages

          Issuer.  The aggregate amount reported as beneficially owned in row
          (11) does not include an aggregate 279,894 shares which are beneficially owned by other members of the Reporting Persons' family as to which they disclaim beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

     (b)  See Item 3 above.

     (c) No transactions in the shares were effected by the Reporting Persons named in response to Item 2 during the past 60 days, except as may be disclosed herein.

     (d) The persons named in paragraph (b) of this Item have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

     (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Persons have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, except for the Reporting Persons' relationships with the trusts described in Item 3 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None

                                Page 7 of 9 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 3, 1995                       /s/ Ann Plant Morthland
                                        ---------------------------
                                        Ann Plant Morthland



                                Page 8 of 9 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 3, 1995                            /s/  Rex J. Morthland
                                             ------------------------------
                                             Rex J. Morthland



                                Page 9 of 9 Pages